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                               August 31, 2022

       Frank Horkey
       Chief Executive Officer
       T-REX Acquisition Corp.
       7301 NW 4th Street, Suite 102
       Plantation, Florida 33317

                                                        Re: T-REX Acquisition
Corp.
                                                            Amendment No. 1 to
Registration Statement on Form S-1
                                                            Filed August 26,
2022
                                                            File No. 333-266766

       Dear Mr. Horkey:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 18, 2022 letter.

       Amendment No. 1 to Registration Statement on Form S-1

       General

   1. We note your amended disclosure in response to comment 1, including your statement that "[t]he Shares may
be offered and sold by the selling stockholders at a fixed price of
                                                        $1.50 per share...".
Please revise your disclosure to affirmatively state that securities will be sold at the fixed
price until your shares are listed or quoted on an existing public trading market, such as
the OTCQB, OTCQX or OTCBB, and thereafter at prevailing
                                                        market prices or
privately negotiated prices. Please also revise the Offering section on page 9 and the
prospectus throughout accordingly.
 Frank Horkey
FirstName LastNameFrank
T-REX Acquisition Corp. Horkey
Comapany
August 31, NameT-REX
           2022        Acquisition Corp.
August
Page 2 31, 2022 Page 2
FirstName LastName
       Please contact Alyssa Wall at 202-551-8106 or Donald Field at 202-551-3680 with any questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Trade &
Services
cc:      James S. Burrell, II